UMB Profit Sharing and 401(k) Savings Plan

Financial  Statements  as of  December  31, 1999 and 1998 and for the Year Ended
December  31,  1999,   Supplemental  Schedule  as  of  December  31,  1999,  and
Independent Auditors' Report

UMB PROFIT SHARING AND 401(k) SAVINGS PLAN

TABLE OF CONTENTS
-------------------------------------------------------------------------------


                                                                         Page

INDEPENDENT AUDITORS' REPORT                                               1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits

   as of December 31, 1999 and 1998                                        2

   Statement of Changes in Net Assets Available for

   Benefits for the Year Ended December 31, 1999                           3

   Notes to Financial Statements                                         4-8

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 1999 -

   Item 27a - Schedule of Assets Held for Investment Purposes              9



Note:Certain supplemental schedules required by the rules and regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

Administrative Committee
UMB Profit Sharing and 401(k) Savings Plan
Kansas City, Missouri

We have audited the accompanying statements of net assets available for benefits of the UMB Profit Sharing and 401(k) Savings Plan (the "Plan") as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



June 2, 2000

UMB PROFIT SHARING AND 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998
-------------------------------------------------------------------------------

                                                 1999                   1998
                                           -------------           ------------
ASSETS:

  Investments, at fair value:
    Common Collective Trust Fund            $ 66,659,278           $ 74,298,640
    Mutual Funds                              32,176,598             22,190,255
    Participant Loans                          2,992,732              2,593,529
    Common Stock                               1,431,087              1,045,170
    Real Estate                                                         100,000
                                           -------------           ------------
          Total investments                  103,259,695            100,227,594

  Receivables:
     Employer contributions                    1,745,073              1,671,454
     Interest and dividends                       22,283                 20,529
                                           -------------           ------------
          Total receivables                    1,767,356              1,691,983

  Cash                                           213,953                258,724
                                           -------------           ------------
          Total assets                       105,241,004            102,178,301

LIABILITIES -
  Refundable excess contributions                                        22,137
                                           -------------           ------------
NET ASSETS AVAILABLE FOR BENEFITS          $ 105,241,004          $ 102,156,164
                                           =============          =============

See notes to financial statements.

UMB PROFIT SHARING AND 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------


ADDITIONS TO NET ASSETS:
  Net appreciation in fair value of investments                     $ 9,927,920
  Interest and dividends                                              1,196,549
  Employer contributions                                              1,745,073
  Employee contributions                                              7,506,111
  Transfers from The ESOP of UMB Bank                                    54,920
                                                                   ------------
          Total additions                                            20,430,573

DEDUCTIONS FROM NET ASSETS:
  Benefits paid to participants                                      17,345,245
  Other expenses                                                            488
                                                                   ------------
         Total deductions                                            17,345,733
                                                                   ------------
NET INCREASE                                                          3,084,840

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                                102,156,164
                                                                   ------------
   End of year                                                    $ 105,241,004
                                                                   ============

See notes to financial statements.

UMB PROFIT SHARING AND 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------


1.    PLAN DESCRIPTION

     The following description of the UMB Profit Sharing and 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General - The Plan is a defined contribution plan covering substantially all employees and provides for retirement, disability and death benefits. The employers (UMB Financial Corporation and affiliates) (collectively the "Company" or "UMB") have agreed to voluntarily contribute an amount equal to the lesser of 8% of consolidated net income or the maximum amount which could be contributed without reducing consolidated net income below 8% of shareholders' equity. Company contributions as computed above (profit sharing contributions) are divided between the Plan and The ESOP of UMB (the "ESOP"), at the discretion of the Board of Directors of the Company. All such Company profit sharing contributions were allocated to the ESOP in 1999 and 1998.

     Eligibility and Participation - The Plan provides that employees with one full year of continuous service become eligible to participate in the Plan.

     Contributions   -  Under   the  Plan,   participants   can  elect  to  make
          contributions on a pre-tax basis, equal to not less than 1% or more than 15% of their compensation subject to Internal Revenue Code (the "Code") limitations. Employees that are regularly scheduled to perform 20 or more hours of service for the Company are eligible to make contributions. Elective deferral contributions are fully vested and nonforfeitable. The Plan allows for matching contributions by the Company to be determined annually by the Board of Directors of the Company at its discretion. Company matching 401(k) contributions of $1,745,073 were made to the Plan in 1999.

     Participant Accounts - Each participant's account is credited with the participant's contribution and an allocation of: (a) the Company's contribution and (b) forfeitures of terminated participants' nonvested accounts. Allocations are based on participant earnings, subject to certain limits. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Vesting  -  Participants   are   immediately   vested  in  their  voluntary
          contributions plus actual earnings thereon. A participant is fully vested in Company contributions after 5 years of completed service.

     Payment of Benefits - A participant may withdraw all or a portion of voluntary contributions subject to hardship withdrawal provisions and Administrative Committee approval. Employees are not allowed to withdraw any portion of the Company contributions prior to age 59 1/2. Participants are also able to transfer a portion of their account balances from the ESOP to the Plan if the participant is over 55 years of age.

     Participant Loans - The Plan provides for  interest-bearing,  secured loans to be made to participants not to exceed the lesser of 50% of the participant's portion of their accumulated benefit or $50,000. Additionally, all loans are made for a period of less than 5 years unless proceeds of such loan are exclusively used for the acquisition of a dwelling unit to be used as the principal residence of the participant. Interest rates for residential loans are fixed at 1% above the prime rate for commercial loans at the date of issue. Interest rates for all other loans are fixed at the prime rate.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation - The accompanying financial statements are presented on the accrual basis of accounting.

     Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     Investments - Investments are stated at aggregate fair value. The fair value of the investments owned by the Plan in the common collective trust funds are based on quoted redemption values on the last business day of the Plan year. Investments in mutual funds and in the common stock of the Company are valued at quoted market prices. For participant loans which do not have an established fair value, management estimates that the outstanding principal amount of the participant loans approximates fair value. Investments in other assets are valued at estimated fair value.

     Substantially all of the Plan assets are in funds offered by UMB Bank, n.a., the Plan administrator (the "Plan Administrator"). The creditworthiness of those funds is monitored periodically by Plan management.

     Benefits Payable - As of December 31, 1999 and 1998,  net assets  available for benefits included benefits that were approved but not yet processed of $987,712 and $1,510,978, respectively, due to participants who have withdrawn from participation in the Plan.

     Costsand Expenses - All costs and expenses incurred with regard to the purchase, sale or transfer of investments and other assets in connection with the operations of the Plan are borne by the Plan. Administrative expenses are paid by the Company.

     Reclassifications  - The Plan  has  adopted  Statement  of  Position  99-3,
          "Accounting  and  Reporting  of  Certain  Defined   Contribution  Plan
          Investments and Other Disclosure Matters". As a result, the reclassification of the prior year financial statements has been made to eliminate the by-fund disclosures.

3.    FUND INVESTMENTS

     The Plan has been designed to permit each participant to choose the type of investment which best satisfies the participant's requirements among the ten available funds as follows:

          The prospectus for Fund A: Balanced Fund states that its assets are intended to be invested in a diversified portfolio of approximately 50% equity investments and approximately 50% debt securities (including participant loans).

          The  prospectus  for Fund B: Pooled Income Fund states that its assets
               are  intended  to  be  invested   entirely  in  short-term   debt
               securities.

          The prospectus for Fund C: Pooled Equity Fund states that its assets are intended to be invested entirely in a diversified portfolio of equity securities and real estate.

          The prospectus for Fund D: Pooled Debt Fund states that its assets are intended to be invested in long-term fixed income securities.

          The prospectus for Fund E: UMB Scout Regional Fund states that its assets are intended to be invested primarily in common stocks of midwestern regional companies selected for their promise of long-term growth of both capital and dividend income.

          The prospectus for Fund F: UMB Scout Worldwide Fund states that its assets are intended to be invested in a diversified portfolio of equity securities of established companies either located outside the U.S. or whose primary business is carried on outside the country.

          The prospectus for Fund G: UMB Scout Capital Preservation Fund states that its assets are intended to be invested primarily in equity securities (common stocks and convertible securities).

          The prospectus for Fund H: UMB Financial Corporation Fund states that its assets are intended to be invested primarily in common stock of UMB Financial Corporation.

          The prospectus for Fund I: UMB Scout Stock Select Fund states that its assets are intended to be invested primarily in a diversified portfolio of common stocks.

          The prospectus for Fund J: UMB Scout Worldwide Select Fund states that its assets are intended to be invested primarily in a diversified portfolio of equity securities of established companies either located outside the U.S. or whose primary business is carried on outside the country.

     Additionally, each fund contains money market funds to facilitate the transfer of assets. Plan participants may direct their interests in the Plan to be invested in any of the 10 designated investment funds, except that no more than 50% of a participants' account may be allocated to Fund
     E. Additionally, participants are allowed to change their designated investment fund or funds throughout the year as they desire.

4.    INVESTMENTS

     The Plan's investments are held by the Plan Administrator. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                              Fair Value
                                                       1999                1998
                                             -----------------------------------
Investments in common collective trust funds and mutual funds administered by UMB Bank, n.a., at fair value as determined by quoted market price and aggregate fair value:

    Pooled Equity Fund                      $ 42,852,691           $ 46,647,180
    Pooled Debt Fund                          13,988,685             16,560,526
    Pooled Income Fund                         9,047,363             10,589,239
    Scout Worldwide Select Fund               16,930,265             14,176,210
    Scout Regional Fund                        5,818,443              7,383,316


During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $9,927,920 as follows:

  Net Appreciation (Depreciation) in Fair Value

    Common collective trust funds                                   $ 5,622,398
    Mutual funds                                                      4,406,441
    Common stock                                                       (100,919)
                                                                    ------------
                                                                    $ 9,927,920
                                                                    ============

5.    PLAN TERMINATION

     Although it has not expressed any intent to do so, the Board of Directors of UMB Financial Corporation, (the "Plan Sponsor"), has the right under the Plan to increase or decrease the amount calculated by the formula described in Note 1, and has the right to terminate the Plan at any time, subject to the provisions of the Employer Retirement Income Security Act of 1974. In the event of Plan termination, the Plan provides that its net assets be used to pay all expenses and benefits due and to distribute the remaining assets among the Plan participants based upon the individual percentage of fund dollars to the total fund dollars.

6.    INCOME TAX STATUS

     The Plan has obtained a determination letter, dated September 21, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. The Plan Administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code.

7.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                          December 31,
                                                  1999                    1998

Net assets available for benefits
        per the financial statements       $ 105,241,004          $ 102,156,164
Amounts allocated to withdrawing
        participants                            (987,712)            (1,510,978)
                                           -------------           ------------

Net assets available for benefits
        per the Form 5500                  $ 104,253,292           $ 100,645,186



     The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

8.    RELATED PARTIES

     Certain Plan investments are mutual funds and pooled funds managed by the Plan Administrator and shares of Company stock. The Plan Administrator is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

9.    SUBSEQUENT EVENTS

     Effective January 1, 2000, the Company matching contribution is fully vested when made.

     Effective February 29, 2000, the Plan was amended to merge the assets of the Retirement Plan of Charter National Bank of Oklahoma City, Oklahoma into the Plan.

     Effective May 31, 2000, the Company added two investment funds to the Plan. These funds are the UMB Scout Technology Fund and the UMB Scout Equity Index Fund.

     Effective June 20, 2000, there will be no loans, benefit payments or hardship withdrawals due to the conversion of participant account records from monthly to daily valuation. The blackout period will end as soon as the conversion process is completed, which management believes will be mid-August, 2000.

                                     ******

UMB PROFIT SHARING AND 401(k) SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1999


 (a)                    (b)                                     (c)                         (d)              (e)
                                                     Description of Investment
                                                  Including Maturity Date, Rate of

            Identity of Issue, Borrower,            Interest, Collateral, Par or                           Current
              Lessor or Similar Party                     Maturity Value                   Cost             Value


       Common collective trust funds:

  *      Pooled Equity Fund                   Pooled fund (383,486 units)                $ 19,862,063      $ 42,852,691
  *      Pooled Debt Fund                     Pooled fund (190,656 units)                   9,898,569        13,988,685
  *      Pooled Income Fund                   Pooled fund (152,234 units)                   7,707,691         9,047,363
  *      Short Term Money Market              Money market fund (770,539 units)               770,539           770,539
                                                                                        --------------     ------------
                 Total Common collective trusts                                            38,238,862        66,659,278

       Mutual funds:
  *      UMB Scout Worldwide Fund             Mutual fund (712,253 shares)                 11,662,985        16,930,265
  *      UMB Scout Regional Fund              Mutual fund (589,508 shares)                  6,265,623         5,818,443
  *      UMB Scout Worldwide Select Fund      Mutual fund (411,012 shares)                  4,165,090         4,932,148
  *      UMB Scout Stock Select Fund          Mutual fund (374,620 shares)                  3,704,081         3,783,662
  *      UMB Scout Capital Preservation Fund  Mutual fund (74,252 shares)                     708,253           712,080
                                                                                        --------------     ------------
                 Total Mutual funds                                                        26,506,032        32,176,598

  *      Participant loans                    Promissory notes, interest rates from
                                                6.00% to 9.50%; maturity dates
                                                through December 2019                       2,992,732         2,992,732
       Common Stock -
  *      UMB Financial Corporation            Common Stock (37,910 shares)                  1,573,093         1,431,087
                                                                                        --------------     ------------
                 Total investments                                                       $ 69,310,719     $ 103,259,695
                                                                                        ==============    =============


  * Represents party-in-interest to the Plan.


UMB Profit Sharing and 401(k) Savings Plan

Independent Auditors' Consent to Form 11-K for the Year Ended December 31, 1999


INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement No. 333-65807 of UMB Financial Corporation on Form S-8 of our report dated June 2, 2000, appearing in this Annual Report on Form 11-K of the UMB Profit Sharing and 401(k) Savings Plan for the year ended December 31, 1999.

Kansas City, Missouri
June 27, 2000